Filed By: Equity Office Properties Trust Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:  Cornerstone Properties Inc. (Commission File No. 1-12861)

         THE FOLLOWING IS THE CONFERENCE CALL SCRIPT USED BY EQUITY OFFICE PROPERTIES TRUST AND CORNERSTONE PROPERTIES INC. ON FEBRUARY 11, 2000.

         Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the conference call script set forth below, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Equity Office Properties Trust and Cornerstone Properties Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Equity Office Properties Trust and Cornerstone Properties Inc.
with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Equity Office Properties Trust by directing a request to Equity Office Properties Trust, Two North Riverside Plaza, 22nd Floor, Chicago, Illinois 60606, Attention: Corporate Secretary, telephone: (312) 446-3300.

         Pursuant to instruction 3 to Item 4 of Schedule 14A, the participants in this solicitation include Equity Office Properties Trust and its trustees, as follows: Samuel Zell (Chairman of the Board), Timothy H. Callahan (President, Chief Executive Officer and trustee), D.J. Andre de Bock (trustee), William M. Goodyear (trustee), James D. Harper, Jr. (trustee), Sheli Z. Rosenberg (trustee), David K. McKown (trustee), Jerry M. Reinsdorf (trustee), Edwin N. Sidman (trustee), H. Jon Runstad (trustee) and Thomas E. Dobrowski (trustee). As of the date of this communication, none of the foregoing participants beneficially owned in excess of 1% of the outstanding common shares of Equity Office Properties Trust, except for Mr. Zell, who beneficially owned approximately 5.4% of the outstanding common shares (giving effect to share options and units of limited partnership interest in EOP Operating Limited Partnership held by him).

                                * * * * *

EQUITY OFFICE/CORNERSTONE PROPERTIES                         CONFIDENTIAL
CONFERENCE CALL SCRIPT
ACTUAL
10:00 AM (CST)


I.    OPENING (DIANE)

Good morning and welcome to the Equity Office/Cornerstone Properties Conference Call announcing the merger of our two companies.

BEFORE WE BEGIN, WE WOULD LIKE TO REMIND YOU THAT CERTAIN STATEMENTS MADE IN THIS CALL WILL CONSTITUTE FORWARD LOOKING STATEMENTS, WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED OR ANTICIPATED DUE TO FACTORS SUCH AS THE FOLLOWING: AN INCREASE IN MARKET INTEREST RATES; THE AVAILABILITY OF ADEQUATE FINANCING ON ACCEPTABLE TERMS; THE ABILITY OF EQUITY OFFICE TO REALIZE SYNERGIES AND EFFICIENCIES AS A RESULT OF INCREASED SIZE; FUTURE REAL ESTATE MARKET CONDITIONS; FUTURE TENANT DEMAND FOR OFFICE SPACE; AND OTHER RISKS DESCRIBED IN EQUITY OFFICE'S FORM 10-K WHICH IS ON FILE WITH THE SECURITIES AND EXCHANGE COMMISSION.

You will now be hearing from the executives of both companies, and for opening comments I'd like to turn it over to our Chairman, Sam Zell.

         OPENING COMMENTS (SAM)

- We have consistently had a vision since going public that over time there would be consolidation in the public real estate markets.

- We have also consistently communicated our belief that there are significant benefits to size. We believe that our actual financial results over the course of the past two years have demonstrated this to be the case.

-        This transaction results in an Equity Office that combines:-

         -        The highest quality office portfolio in the U.S.,

         -        In the strongest growth, highest barrier-to-entry markets,

         -        With a management team of unsurpassed quality and depth.

- Although we believe in the advantages of size -- we want to stress that we don't believe in being big just for the sake of being big. We do believe that the platform we will create in this combined entity of almost 100 million square feet will enable us to have the critical mass to generate significant additional revenue opportunities and operating cost efficiencies. In addition, this transaction enables us to expand our distribution system to more broadly deliver Equity Office Access products and services. This is where the real shareholder value is created.

- I have the honor of speaking at our National Conference of over 500 of our top employees every year and I like to challenge them to do things that no one has ever done before. No one has ever done what Equity Office is doing. No one has ever owned 100 million square feet of the highest quality office space in the country. No one has ever been able to provide office tenants with the products and capabilities inherent in our platform.

- We believe that we are going to create value with this excellent portfolio, in partnership with our colleagues at Cornerstone -- value that will surpass people's expectations. We look forward to the continuing commitment of our board, employees, customers and shareholders in creating this value.

-        Also acquiring a significant shareholder -- PGGM.


I'd now like to turn this call over to Tim Callahan, our Chief Executive Officer, to discuss this transaction.


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                                                                          Page 2

II.   OVERVIEW OF DEAL (TIM)

Thanks Sam.

- I want to cover the strategic advantages of this merger. First I want to reinforce something Sam said -- we are not in the business of getting bigger. For those of you who know us well, I think you have an understanding that we tend to be conservative and thoughtful in any major initiative we undertake. We've had lots of opportunity to get bigger in the past two years, but didn't. We've been extremely selective in our acquisitions over the last 18 months, acquiring only $450 million of assets in that period.

- We are entering into this merger because it is the perfect strategic fit for both Equity Office and Cornerstone. We have no doubt that the combined portfolio is going to create shareholder value in both the short term and the long-term.

- Cornerstone has some of the highest quality office buildings in many of the strongest markets in the U.S. It would be almost impossible to replicate this portfolio today on an asset by asset acquisition basis.

- The Cornerstone portfolio will add approximately 18.4 million square feet, of which 12.6 million square feet (or approximately 2/3's of the portfolio) is in our top core markets. Highlights of the top markets on a combined basis appear below:

-------------------------------------------------------------------------------------------------
EQUITY OFFICE (TODAY)                                       COMBINED COMPANIES
-------------------------------------------------------------------------------------------------
                                       %                                                 %
NO. MARKET              SQUARE FEET    SQUARE       NO.     MARKET           SQUARE      SQUARE
                                       FEET                                  FEET        FEET
 1  Chicago             10,252         13.3          1      Boston           12,355      12.9
 2  Boston              9,469          12.3          2      Chicago          11,202      11.7
 3  Atlanta             6,141          8.0           3      Atlanta          7,791       8.2
 4  Seattle             5,387          7.0           4      Seattle          6,849       7.2
 5  Washington DC       4,474          5.8           5      San Francisco    6,271       6.6
 6  Dallas              4,237          5.5           6      Washington DC    5,467       5.7
 7  Denver              4,160          5.4           7      Los Angeles      4,466       4.7
 8  Los Angeles         3,413          4.4           8      Dallas           4,237       4.4
 9  San Francisco       3,232          4.2           9      Denver           4,160       4.4
10  New York            2,818          3.7          10      New York         3,197       3.3


- As you can see, this transaction adds significantly to our presence in what we believe are the three most attractive office markets in the country today: San Francisco (3.1 million square feet), Boston (2.9 million square feet) and Seattle (1.5 million square feet).

- Overall, we are paying a price which we believe is below replacement cost for this portfolio and at very attractive yield given the quality of the assets and concentration in CBD's and high growth, supply-constrained markets.


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                                                                          Page 3


                                        Total Company
               Yield                    1st 12 Months
               ---------------------------------------------------
                                        Including Transaction
                                        Costs
               GAAP NOI                 9.5%
               Cash NOI                 9.0%
               Cash EBITDA              8.7%


- The yields outlined above are reflective of the value that Cornerstone placed on our shares. We believe we received a fair value for the Cornerstone assets adjusted for the discount in our share price and Cornerstone received a significant premium to its current stock price. In the end, we think both sets of shareholders win and the new company will emerge as a stronger, more compelling investment opportunity

- We expect to be able to generate significant cost savings in two primary areas:

         - Corporate G & A -- where we believe we should be able to save approximately $24 million in the first full year of operations.

         - Operating costs -- the overlap of our portfolios in most major markets enables us to combine staffs and to apply Equity Office vendor discounts over the larger portfolios we will own in each market. For example, we believe that in California there is the opportunity to save approximately 25 cents per square foot from increased administrative efficiencies and consolidation of management offices. Varying savings should be available in other markets savings of 5 -- 10(cent) accrues immediately with 25 -- 35(cent) psf to accrue over time.

- Equity Office and Cornerstone have very similar operating strategies -- providing high quality service to our customers delivered by the highest quality professionals in the real estate industry. We are confident that this will make the integration of these two companies, across our already existing national and regional infrastructure, very smooth. Our previous experience in integrating Beacon properties is also a significant advantage for this merger. We look forward to working with Cornerstone's people throughout the integration and as a merged company.

- An added benefit to this merger is the very attractive development pipeline Cornerstone has underway. The approximately $800 million of existing and proposed developments are in the tightest real estate supply markets in the country (San Francisco, Northern California and Seattle).

- We are particularly pleased to be able to benefit from Cornerstone's talented development team, which has been responsible for a steady stream of successful


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                                                                          Page 4

         projects. We are convinced that this team will make a significant contribution to the newly expanded Equity Office, either as a direct division or subsidiary.

- NOI and FFO growth from the Cornerstone assets is expected to be slightly greater than that of the Equity Office portfolio. This is a reflection of Cornerstone's presence in a number of rapidly growing markets.

- Finally, one of the key benefits of this combined portfolio is the layering of our Equity Office Access services on 95 million square feet. As we have discussed in recent calls, we are committed to growing the product and services we will be offering under our Access business unit, in addition to our current telecom services. We have not incorporated in our projections any value or revenue growth from offering Access to the additional portfolio, yet we believe there will be tremendous opportunity in this area over time.

- We look forward to communicating with our existing shareholders, as well as the new shareholders we will gain through this transaction in the weeks and months ahead. One of the strengths we clearly have is the liquidity in our stock. As we have talked and met with new investors and non-dedicated funds, it's become clear that high trading volumes and strong liquidity are valued by investors. Cornerstone's German stock exchange listings and historic base of German investors will assist us in attracting additional European investors. We feel the increase in our overall investor base and free float will be another significant benefit of this merger.

- In closing, I'd like to say that we are truly excited that PGGM, one of the world's leading investors in public real estate companies will become a major Equity Office shareholder as a result of this transaction. Jan van der Vlist of PGGM will be joining our board, as will Bill Wilson and John Moody of Cornerstone, and we look forward to working closely with all three of them.

Richard Kincaid, our Chief Financial Officer, will now cover the financial details of the merger.


III.     FINANCIAL OVERVIEW (RICHARD)

Thank you Tim. I'm sure that by now you've all had the opportunity to see our press release and to review the numbers. I'll go over them in summary form now and be happy to take questions later.

- The total value of the transaction is approximately $4.6 billion, broken down as follows (Note: numbers in thousands):

           Equity Value
           (152,311.813 shares/units @ $18)                               $2,741,612

           Book Value of Assumed Debt (Q2 '00)                             1,828,646
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                                                                          Page 5



           Mark to Market - Debt                                            (40,252)

           Severance Costs                                                    43,339

           Transaction Cost                                                  28,500,
                                                              -----------------------

                Total                                                     $4,601,845

- The equity portion of the transaction, which amounts to $2,741,612,634, is made up of cash and stock components. We will be paying a total of $1,108,472,915 in cash and issuing 63,592,688 shares of new Equity Office stock and operating partnership units. Based on a fixed value of $25.68125 per Equity Office share, the value of the newly issued shares and units is $1,633,139,719.

- Cornerstone common shareholders may elect to receive $18.00 per share in cash or 0.7009 of an Equity Office common share or a combination thereof, subject to a final proration. The proportion of consideration would be approximately 55% stock and 45% cash if all current holders of units of Cornerstone Properties Limited Partnership elect to receive units in EOP Operating Limited Partnership. Cornerstone common shares will be exchanged for Equity Office common shares at a fixed 0.7009 exchange ratio based on a prevailing transaction price of $25.68125 per Equity Office common share. The exchange ratio is not subject to change based on changes in the market prices of either company's shares, and there is no "collar" or minimum-trading price for the shares.
         Examples: with all shares and OP units -- $10.71 -- stock
         (.58) / $7.28 -- cash (.42). Most likely scenario is OP unitholders take OP units $9.90 -- stock (.55) / $8.10 -- cash (.45)

-        Cornerstone Properties Limited Partnership unit holders will receive
         0.7009 EOP Operating Limited Partnership units per Cornerstone unit.

- Cornerstone's convertible preferred shareholders will receive $18.00 ($54.5 mm in cash) per share in cash.

- Our plan is to fund a portion of the cash component of the purchase amount by fully drawing on our existing line of credit. We also plan to raise an additional credit facility of up to $1.5 billion. Together, these two facilities would provide sufficient cash to cover the $1.1 billion cash component of the deal, cover transaction costs, and repay balances on Cornerstone's existing lines of credit. The undrawn balance would be available to give Equity Office flexibility to pursue its ongoing activities. We have had conversations with J.P. Morgan and our other lead banks, and have been presented with a $1.5 billion commitment for a line from J.P. Morgan.

-        Working on a coordinated dividend policy.

-        Our leverage and coverage ratios after funding this acquisition:


               Debt to Market Cap                                   roughly 49%



                                                                          Page 6



               Fixed Charge Coverage                                       2.34

               Interest Coverage                                           2.60

- We continue to be committed to maintaining our credit standing and conservative balance sheet and we will be meeting with the rating agencies to share with them the full details of the transaction and its overall impact on the company. Consistent with the business plan we have always discussed with them over the past 2 1/2 years since going public.

- As Tim mentioned, we are comfortable with projected savings in Cornerstone's G & A expense of approximately $24 million in the first full year after the merger closes. (Mostly in 2001.)

- We are also confident there will be further operating cost synergies that have not been factored into our current models, for instance including the assets in our national and regional vendor programs and adding more assets to our regional energy purchase program.

- Based on these assumptions, we expect this merger to be immediately accretive to our earnings going forward. In 2000, the transaction will be only moderately accretive -- in the area of one to two cents. In 2001, we expect the transaction to produce about three to five cents of accretion. Comfortable with FFO range in 2001 of $3.05 -- $3.10. Anything outside that range is beyond our expectations.

-        We are very excited about the prospects for these combined portfolios.
         We have consistently found that when we build concentrations in geographic markets, we are able to create significant cost savings -- some that have immediate impact and others that develop over time.

On a final note, as a result of today's announcement, Equity Office has elected to suspend immediately its previously announced share buy-back program, until further notice.

I'll now turn it back over to Tim.


IV.   INTRODUCTION TO CORNERSTONE (TIM)

-        I hope you can see that we are very enthusiastic about this merger.
         Just as important though, is the perspective from our partners at Cornerstone. I would now like to introduce Bill Wilson and John Moody to give their views on the opportunities for our combined companies.


V.    CORNERSTONE'S COMMENTS


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                                                                          Page 7


Bill Wilson -- Very compelling merger, I think EOP is the best office operating company. I think their management is very smart. I plan to be a very large and long-term shareholder in the combined company. I believe that Cornerstone has been a proponent of customer satisfaction -- good at it locally, hard to do nationally.
Wonderful combination.

John Moody -- Very fortunate to be part of a team at Cornerstone that created a high quality franchise over the past five years. Went from three buildings to where we are today. Met Sam and Tim around the time of the IPO -- great respect for their vision and implementation. A win-win opportunity for both sides, very excited about joining EOP's board.


VI.   Q&A (Tim)

-        With that overview, we are happy to take questions at this time.

VII.  CLOSING (Diane)

- Have over 400 people on this call. Appreciate your interest in this transaction. Please feel free to contact us directly with any other questions.